Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton provides 2010 operational plans & guidance

     CALGARY, Dec. 10 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to report its budget and operational plans for 2010, which reflect a fairly stable production profile for the year. The 2010 budget provides increases in cash flow and capital expenditures compared to 2009. In executing this budget, Compton will continue its conservative strategy of living within cash flow in 2010.
     The following represents plans and guidance for 2010 compared to the previous two years:

     <<
     -------------------------------------------------------------------------
                                         2010E            2009E(1)      2008A
     -------------------------------------------------------------------------
     Average daily
      production (boe/d)      17,900 to 18,500           ~ 21,000      28,658
     Administrative expenses
      ($ millions)                   $25 - $27          $28 - $29         $33
     Operating costs
      ($ millions)                   $80 - $85          $85 - $87        $114
     Cash flow ($ millions)          $70 - $80                $50        $256
     Capital expenditures
      ($ millions)                   $70 - $80       $40 - $45(2)        $135
     -------------------------------------------------------------------------
     (1) 2009 guidance estimates have been updated for revised expectations
     (2) Compton's Board of Directors has authorized management to buy-out certain operating leases in the amount of $15 million, which is not included in these estimates
     >>

     Compton's 2010 guidance is based on consultants' average forecast prices of $6.00 per GJ of natural gas (AECO), $78.39 per barrel of crude oil
(Edmonton Sweet Light), and a foreign exchange rate of $0.925. A $0.25 change in the AECO natural gas price is expected to result in a $7 million change in cash flow.
     Compton's cost structure will benefit from additional Administrative and
Operating cost reductions in 2010. The Corporation expects to recognize additional unbudgeted cost reductions, which should result in increased cash flow. These cost reductions follow significant savings achieved in 2009.

     2010 Capital Program

     Compton's 2010 budget is based on a base capital program ranging from $70 to $80 million to match cash flow expectations, of which just over one-half is expected to be incurred in the first half of the year. This level of expenditure is expected to result in a relatively stable production profile through 2010. Drilling activities will be concentrated on those areas that provide the highest economic return and in areas that will help identify additional future development opportunities for the Corporation.
     Compton identified up to $150 million of opportunities during its budget process, providing ample scope to increase the capital program should commodity prices exceed the Corporation's budgeted forecast prices. Compton has high operatorship in the majority of its properties and therefore controls the pace of capital spending. Management will monitor economic conditions as they develop during 2010 and adjust the capital program accordingly.

     The planned 2010 capital program is:

     <<
                                                       Low Range   High Range
     ($ millions)
       Land, seismic & G&G                                  $  9         $ 10
       Drilling & completions(x)                              38           44
       Facilities & equipment                                 14           16
       Corporate & Other                                       9           10
     -------------------------------------------------------------------------
                                                            $ 70         $ 80
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) includes drilling credits

     By Area (excluding Corporate(x) portion)
     (%)
       Niton - Central Alberta                                             41%
       High River - Southern Alberta                                       26
       Plains Belly River - Southern Alberta                               25
       Foothills (Callum, Cowley, Todd Creek)
        - Southern Alberta                                                  8
     -------------------------------------------------------------------------
                                                                          100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Corporate includes funds used for information technology and office improvements

     Drilling & Completions
     (gross wells)
       Niton - Central Alberta                                             23
       High River - Southern Alberta                                        5
       Plains Belly River - Southern Alberta                               12
       Foothills (Callum, Cowley, Todd Creek) - Southern Alberta            3
     -------------------------------------------------------------------------
                                                                           43
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     "The 2010 budget represents a prudent investment strategy which will further confirm the strength of our asset base. It allows us to continue to exploit the potential of our assets, while improving on our cost structure,"
said Tim Granger, President and Chief Executive Officer. "The successful execution of this plan will demonstrate Compton's underlying value, and provide future investment potential for the Corporation and its shareholders."

     Operations

     Average production for 2010 is expected to be in the range of 17,900 boe/d to 18,500 boe/d as a result of this capital development program. In executing its plans, Compton will continue to strive to meet or exceed minimum investment rates of return of 20% and improve capital efficiencies.
Management's focus is on realizing the underlying value within the existing asset base to position the organization for growth once natural gas prices rebound.
     In Niton, Compton achieved better than expected results on the wells drilled during 2009 with better than anticipated initial production rates and reductions in well costs (approximately 15% to 20% lower than previous horizontal wells drilled in the area) due to the Corporation's focus on internal cost reduction and lower industry rates. As a result, this area will be a focus for development in the coming year. Approximately 41% of the total capital budget(1) is allocated to Niton in 2010, which includes drilling 23 gross wells targeting the Rock Creek Formation as well as testing secondary formations for future development. Included in this amount are funds for facility upgrades, existing well optimizations and the drilling of several unit wells in the Ghostpine Unit.
     At High River, Compton's operations teams are focused on completing a thorough geological and engineering analysis to target new drill locations in this complex reservoir. Depending on the specific geologic and engineering parameters of the channel, either horizontal or vertical wells will be used to access the reservoir. The Corporation anticipates allocating approximately 26%
of total capital(1), which includes the drilling of five wells. As wells are planned, reductions in drilling costs and technical optimization realized at
Niton will help improve drilling economics at High River.
     Compton anticipates capital expenditures of approximately 25% of total capital(1) for the Plains Belly River area. This includes the drilling of 12 gross wells, facility optimization projects and maintenance work. The South areas' maintenance capital budget comprises approximately 13% of the total capital budget(1), the majority of which is related to Plains Belly River.
Wells will target various shallow Belly River Sands formations and provide repeatable, low-risk production to increase capacity utilization in the area.
     Approximately 8% of the total capital budget(1) is planned for the
Foothills area, which includes the drilling of three wells to follow-up the successful well drilled in 2009. Included in this amount are funds for land and a seismic program in 2010, focusing on identifying optimal exploration strategies.
     As part of its focus to reduce its cost structure, a benchmarking study of Compton's operating costs was completed in October. The study assists in better understanding operating costs and identifying cost savings opportunities specific to the Corporation. Management is working on prioritizing cost savings initiatives and scheduling implementation plans in order to realize additional cost savings during 2010. Initiatives include processing cost optimization, reliability improvements and managing high operating cost properties to improve profitability.
     The Corporation's goal in 2010 is to match its peers' average operating costs levels in order to increase overall competitiveness and free up additional cash flow for investing activities.

     Corporate Strategy

     Projected cash flow is expected to be sufficient to fund planned 2010 activities; the Corporation will adjust its capital expenditures as dictated by natural gas prices. To reduce cash flow volatility, Compton will continue its hedging program with approximately 50% of production expected to be hedged over 2010. Should additional funds become available due to better than projected natural gas prices or reductions in the Corporation's cost structure, management will consider allocating funds to further reduce debt or increase capital expenditures as appropriate.
     Having reduced its bank debt by approximately 70%, Compton now has greater flexibility, choice and time to allow a shift in focus to exploiting its asset base. Management's strategy is to consider value-accretive opportunities as the Corporation develops its sizable long-life asset base and realizes incremental value for shareholders.

     Compton is implementing a flexible investment approach for 2010 with the following objectives:

     <<
     -   Live within cash flow;

     -   Further improve internal cost structures to improve efficiencies as well as cash flow;

     -   Focus on value creation and the application of minimum investment rate of return hurdles;

     -   Identify options for value-accretive growth opportunities and remain flexible in order to act quickly as they occur; and

     -   Act on opportunities to reduce debt or increase capital expenditures, should commodity prices improve and additional cash flow become available.
     >>

     As the Corporation moves forward into 2010, it will continue the process of developing its multi-year exploitation plan for its core areas. This plan will be integral to unlocking the potential in its large asset base for the long-term benefit of the Corporation and its shareholders.

     Advisories

     Forward-Looking Statements

     Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational expectations and prospective activities for 2010. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Non-GAAP Financial Measures

     Included in this document are references to cash flow, a term used in the oil and gas industry. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.
     Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

     Use of Boe Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly
River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York
Stock Exchange under the symbol CMZ.

     <<
     ------------------------
     (1) Excluding the 'Corporate and Other' portion of the capital expenditure budget
     >>

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:36e 10-DEC-09